Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 8, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on May 7, 2008, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated May 7, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
May 8, 2008		(Signature)
	Name:	Wan Feng
	Title:	President and Executive Director

EXHIBIT 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock code: 02628)

ANNOUNCEMENT

CONNECTED TRANSACTION

CAPITAL INJECTION TO CHINA LIFE PENSION COMPANY

The Board wishes to announce that the Company has entered into the Agreement on 7 May 2008 with China Life Pension Company whereby the Company has agreed to inject further capital into China Life Pension Company. Upon Capital Injection Completion and Third Party Subscription Completion, China Life Pension Company will be held as to 6%, 87.4%, 4.8% and 1.8% by CLIC, the Company, AMC and Independent Third Party, respectively.

The Company and its non-wholly owned subsidiary, AMC, together hold 75% of the issued share capital of China Life Pension Company. CLIC is the holding company of the Company, currently holding an approximate 68.37% of the issued share capital of the Company, and therefore is a connected person of the Company. As CLIC also holds more than 10% of the issued share capital of China Life Pension Company, under Rule 14A.11(5) of the Listing Rules, China Life Pension Company also constitutes a connected person of the Company. As such, the Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios set out in the Listing Rules for the transactions contemplated under the Agreement are less than 2.5% but more than 0.1%, the Agreement is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules but is exempt from the independent shareholders’ approval requirement.

Background

The Board wishes to announce that the Company has entered into the Agreement on 7 May 2008 with China Life Pension Company whereby the Company has agreed to inject further capital into China Life Pension Company. Prior to entering into the Agreement, China Life Pension Company had entered into a subscription agreement with the Independent Third Party in October 2007 for the subscription of 45,161,300 ordinary shares in China Life Pension Company, which is still pending completion. The Capital Injection Completion and the Third Party Subscription Completion are not interconditional. Upon Capital Injection Completion and Third Party Subscription Completion, China Life Pension Company will be held as to 6%, 87.4%, 4.8% and 1.8% by CLIC, the Company, AMC and Independent Third Party, respectively.

Commission File Number 001-31914

CAPITAL INJECTION AGREEMENT

Date

7 May 2008

Parties

China Life Pension Company

The Company

Capital Injection

The Company has agreed to inject further capital into China Life Pension Company. Subject to the relevant authorities’ approval, the total amount of capital to be injected by the Company into China Life Pension Company is RMB 1,854,838,700 by the subscription of 1,854,838,700 ordinary shares at RMB 1.00 per share. The amount of capital to be injected and the corresponding number of shares to be subscribed for may be adjusted in accordance with the relevant authorities’ approval.

Prior to Capital Injection Completion and Third Party Subscription Completion, the shareholding structure of China Life Pension Company was:

	CLIC	The Company	AMC
Shareholding	25%	55%	20%

Following Capital Injection Completion and Third Party Subscription Completion, the registered capital of China Life Pension Company will be increased from RMB 600,000,000 to RMB 2,500,000,000 and the shareholding structure of China Life Pension Company will be as follows:

	CLIC	The Company	AMC	Independent Third Party
Shareholding	6%	87.4%	4.8%	1.8%

Payment

The Company shall fulfil its payment obligation in full by cash. The cash payment will be financed by the Company’s internal resources. The Company shall fulfil its payment obligations within 5 business days after the receipt of a payment notice from China Life Pension Company.

Conditions of the Capital Injection

The Capital Injection is conditional upon the following:

(i) both the Company and China Life Pension Company having complied with its internal procedures necessary for the performance of the Agreement;

(ii) there being no laws prohibiting the Company from subscribing for the shares of China Life Pension Company as of the date of obtaining all approvals required for the Capital Injection; and

Commission File Number 001-31914

(iii) there being no material breaches of the Agreement as of the date of obtaining all approvals required for the Capital Injection.

Capital Injection Completion will occur upon the receipt of approval from CIRC and on the day of the registration of the change in the registered capital with the relevant authorities.

INFORMATION ON THE COMPANY

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance policies, annuity contracts, long-term health insurance policies and short-term health insurance policies.

INFORMATION ON CHINA LIFE PENSION COMPANY

China Life Pension Company is principally engaged in group and individual pension insurance and annuity business, short-term medical insurance business, personal accident insurance, re-insurance in connection with the above insurance businesses, and other fund applications permitted under the PRC laws and other businesses approved by CIRC. Following the Capital Injection Completion and Third Party Subscription, China Life Pension Company will remain as a subsidiary of the Company.

China Life Pension Company commenced its operation in January 2007 following obtaining the insurance business operating licence on 15 December 2006 and certificate of business registration on 15 January 2007. Based on the audited financial statements of China Life Pension Company, which were prepared under PRC GAAP, its loss for the year ended 31 December 2007 is as follows:

For the year ended 31/12/2007
Loss before taxation and extraordinary items	RMB 5,100,415
Loss after taxation and extraordinary items	RMB 9,489,389

The audited net asset value of China Life Pension Company, based on PRC GAAP, as at 31 December 2007 is RMB 622,397,993.

REASONS FOR AND BENEFITS OF THE CAPITAL INJECTION

The investment in China Life Pension Company through the Capital Injection will be of strategic significance to the Company. China Life Pension Company intends to use the proceeds from the Capital Injection to set up branches and representative offices in various towns and provinces, in order to increase its facilities for client services and facilitate its expansion into the nationwide PRC pensions market. As a result of the Capital Injection, the Group’s shareholding in China Life Pension Company will increase from 75% to 92.2%, which will better facilitate the cooperation between the two companies and lead to economies of scale and better utilisation of resources.

Commission File Number 001-31914

The Directors (including the independent non-executive Directors) are of the view that the terms of the transactions contemplated under the Agreement are fair and reasonable, on normal commercial terms and in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATIONS

Before the Capital Injection, the Company and its non-wholly owned subsidiary, AMC, together hold 75% of the issued share capital of China Life Pension Company. CLIC is the holding company of the Company, currently holding an approximate 68.37% of the issued share capital of the Company, and therefore is a connected person of the Company. As CLIC also holds more than 10% of the issued share capital of China Life Pension Company, under Rule 14A.11(5) of the Listing Rules, China Life Pension Company also constitutes a connected person of the Company. As such, the Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios set out in the Listing Rules for the transactions contemplated under the Agreement are less than 2.5% but more than 0.1%, the Agreement is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules but is exempt from the independent shareholders’ approval requirement.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Agreement”	the capital injection agreement entered into between the Company and China Life Pension Company on 7 May 2008 in respect of the Capital Injection

“AMC”	(China Life Insurance Asset Management Company Limited), a limited liability company incorporated in the PRC and established by the Company and CLIC on 23 November 2003, and is a 60% owned subsidiary of the Company

“Board”	the board of Directors of the Company

“Capital Injection”	the Company’s capital injection into China Life Pension Company by the subscription of 1,854,838,700 ordinary shares at RMB 1.00 per share

“Capital Injection Completion”	the completion of the Capital Injection

Commission File Number 001-31914

“China Life Pension Company”	(China Life Pension Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC with limited liability

“CIRC”	China Insurance Regulatory Commission

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Independent Third Party”	a third party independent from the Company

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Third Party Subscription Completion”	the completion of the subscription of 45,161,300 ordinary shares of China Life Pension Company by Independent Third Party, subject to the approval by the relevant authorities

Commission File Number 001-31914

In this announcement, unless otherwise indicated, the exchange rate of HK$1-RMB0.89624 (which was the middle rate as announced by The People’s Bank of China on 7 May 2008) has been used where applicable. Such conversion is for the purpose of illustration only and shall not constitute a representation that any amount has been, could have been or may be exchanged using such or any other exchange rate.

By Order of the Board China Life Insurance Company Limited Heng Kwoo Seng Company Secretary

Hong Kong, 7 May 2008

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Chao, Wan Feng
Non-executive Directors:	Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei,
Chau Tak Hay, Cai Rang, Ngai Wai Fung